Filed Pursuant to Rule 433

Registration No. 333-142134

CHEVRON U.S.A. INC. TO SELL DYNEGY SHARES

HOUSTON (May 21, 2007) – Dynegy Inc. (NYSE: DYN) today announced that Chevron U.S.A. Inc., a subsidiary of Chevron Corporation (NYSE: CVX), intends to offer for sale all 96,891,014 of its shares of Dynegy’s Class A common stock in an underwritten public offering through Goldman, Sachs & Co. Because the shares that are being sold are already outstanding, the transaction is not dilutive to Dynegy’s stockholders. Dynegy will not receive any of the proceeds from the offering, which is expected to close no later than May 25, 2007.

As a result of Dynegy’s recently completed combination with LS Power in April 2007, LS Power Group received 340 million shares of Dynegy’s Class B common stock, which represents approximately 40 percent of Dynegy’s outstanding equity. At that time, LS Power became Dynegy’s largest stockholder, and Chevron U.S.A.’s ownership interest was reduced from approximately 20 percent to approximately 12 percent. Chevron U.S.A.’s shares automatically converted into Class A shares upon the closing of the LS Power transaction.

Chevron U.S.A. is primarily engaged in oil and gas activities. Chevron U.S.A. acquired a significant Class B equity ownership stake in Dynegy in 1996 when it contributed substantially all of its midstream natural gas assets to Dynegy in exchange for common and preferred stock. In connection with that transaction, Dynegy began marketing Chevron U.S.A.’s natural gas production. Dynegy has since exited these businesses to focus on the growth of its power generation business. As a result, the strategic alignment between Dynegy and Chevron U.S.A. ended.

Subject to the execution of a definitive underwriting agreement, Goldman, Sachs & Co. will act as the underwriter for the offering. The offering will be made only by means of a prospectus and related prospectus supplement, copies of which may be obtained, when available, from Goldman, Sachs & Co., Prospectus Department, 85 Broad Street, New York, New York 10004, or e-mail at prospectus-ny@ny.email.gs.com. An electronic copy of the prospectus and prospectus supplement also will be available from the Securities and Exchange Commission’s website at www.sec.gov.

Dynegy Inc. produces and sells electric energy, capacity and ancillary services in key U.S. markets. The company’s power generation portfolio consists of approximately 20,000 megawatts of baseload, intermediate and peaking power plants fueled by a mix of coal, fuel oil and natural gas.

Where You Can Find More Information

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

Forward Looking Statements

Certain statements included in this news release are intended as “forward-looking statements.” These statements include assumptions, expectations, predictions, intentions or beliefs about future events, particularly the consummation of the transaction described above. Dynegy Inc. cautions that actual future results may vary materially from those expressed or implied in any forward-looking statements. Specifically, Dynegy cannot assure you that the proposed transaction described above will be consummated on the terms Dynegy currently contemplates, if at all. More information about the risks and uncertainties relating to these forward-looking statements are found in Dynegy Inc.’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, each of which is available free of charge on the SEC’s web site at www.sec.gov.

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